

December 30, 2010

Richard M. Rosenblatt
Chief Executive Officer
Demand Media, Inc.
1299 Ocean Avenue, Suite 500
Santa Monica, CA 90401

     **Re:    Demand Media, Inc.**
             **Amendment No. 4 to Registration Statement on Form S-1**
             **Filed December 21, 2010**
             **File No. 333-168612**

Dear Mr. Rosenblatt:

       We have reviewed the above-captioned filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form S-1 Registration Statement, filed December 21, 2010

Prospectus Summary

Recent Developments, page 5

1.      We note your discussion of Recent Developments beginning on page 5, including disclosure of expected ranges for select financial results for the quarter ended December 31, 2010.  Since the information provided is not yet complete, we are unable to evaluate such disclosure at this time.  Please be advised that once the extent of the ranges is known, we may have further comments.  Please supplementally advise (i) how the ranges were determined, (ii) what assumptions of management underlie the financial estimates presented and whether there are any key factors upon which such financial results depend, and (iii) why it is necessary to provide a range rather than a specific number for each such measurement.  Please further advise what consideration you gave to enhancing your disclosure to address the foregoing information in order to provide investors with a

more meaningful framework for analysis of such estimates.  Refer to Item 10(b) of Regulation S-K.  Further, to the extent such ranges reveal a significant change from the prior period, we would expect your disclosure to adequately address, both quantitatively and qualitatively, the driving forces behind such changes.

Selected Consolidated Financial Information

Non-GAAP Financial Measures, page 61

2.      Tell us why you believe that adding back the amortization expense relating to media content in your presentation of adjusted operating income before depreciation and amortization expense (Adjusted OIBDA) is proper.  In this regard, we note that media content acquisition costs are significant and recurring operating costs that are directly associated with and necessary for the generation of your revenues because such cost are direct in nature (e.g., similar to inventoried cost).  Further, we note your disclosures on page 117 that you assess results based on returns that your media content has generated taking into account revenues earned and direct costs of the content.   Tell us how a presentation of Adjusted OIBDA that excludes content acquisition costs reflects your ongoing business and provides a meaningful measure of operating performance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Capitalization and Useful Lives Associated with our Intangible Assets, including Content and Internal Software and Website Development Costs, page 74

3.      Tell us what consideration you gave to disclosing the significant uncertainties associated with your ability to continue to capitalize media content and the uncertainties associated with the recoverability of your capitalized media content.  For example, the uncertainties associated with the impact of competition, the near term expiration of your contracts with Google and YouTube, technological advancements in the industry, and your ability to continue to create content of the same quality.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.  If you have any other questions regarding these comments, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548.  If you require further assistance, please contact me at (202) 551-3462.  Thereafter, if you require further assistance, please feel free to contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

Sincerely,


Mark P. Shuman
Legal Branch Chief


cc:     Via Facsimile: (650) 463-2600
        Robert A. Koenig, Esq.
        Latham & Watkins LLP